Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

NET CAPITAL

Total Stockholder's Equity		$10,138,424
Deductions of Non-Allowable Assets:		
Fixed assets	$ 60,096	
Other assets – CRD deposits	4,897	
Prepaid expenses	86,143	
Goodwill	1,885,428	
Customer relationship intangible	1,836,167	
Other non-allowable investments	13,401	
Total Non-Allowable Assets	3,886,132	
Haircuts on securities	126,907	
Total deductions		(4,013,039)
Net Capital		6,125,385
Minimum required net capital		250,000
Net capital in excess of minimum requirement		$ 5,875,385
Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 162,601
Percentage of Aggregate Indebtedness to Net Capital		2.65%

There were no variances between this computation of net capital and the registrant's computation filed with Part II of Form X-17A-5 as of December 31, 2015. Accordingly, no reconciliation is necessary.

Simmons First Investment Group, Inc.
Computation for Determination of Reserve Requirements
and Information for Possession or Control Requirements
Under Rule 15c3-3 of the Security and Exchange Commission
December 31, 2015

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).